

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 29, 2007

Mr. Robert A. McGuinness
Vice President of Finance, Chief Financial Officer
Gold Reserve Inc.
926 W Sprague Ave. Suite 200
Spokane, WA 99201

      Re: Gold Reserve Inc.
               Form 20-F for the Fiscal Year Ended December 31, 2005
               Filed April 3, 2006
               File No. 001-31819

Dear Mr. McGuinness:

      We have completed our review of your 2005 Form 20-F, and do not, at this time, have any further comments.

                         Sincerely,

                         Karl Hiller
                         Branch Chief